UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1 World Trade Center, 85th Floor
New York, New York 10007
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH VALUE PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 920,309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 920,309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,309
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,309
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,679
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,679
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,861
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,861
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 758,271
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 758,271
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,237
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,237
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,106
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,106
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,201
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 546,201
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,422
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,422
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,008,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,008,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,323
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,323
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,049
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 116,049
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,785,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,785,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,785,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,855,492
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,855,492
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,855,492
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,855,492
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,855,492
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,855,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,855,492
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,855,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Termination of Joint Filing Agreement attached as Exhibit 99.2 hereto and incorporated herein by reference, each of the undersigned to that certain Joint Filing Agreement, dated August 5, 2015, as amended on September 21, 2015 and November 4, 2015, are no longer members of a Section 13(d) group, and Coppersmith Value II, Coppersmith Partners, Coppersmith Capital and Messrs. Lande and Rosenblum shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.

The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 9, 2015, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, Jerome J. Lande has been appointed to the Issuer’s Board of Directors (the “Board”), effective immediately, and Peter Mainz, a candidate identified by Coppersmith Capital, has been appointed to the Board, effective January 1, 2016. Mr. Lande will stand for election at the Issuer’s 2016 Annual Meeting as a Class I director with a term expiring at the Issuer’s 2017 Annual Meeting, and Mr. Mainz will stand for election at the Issuer’s 2016 Annual Meeting as a Class II director with a term expiring at the Issuer’s 2018 Annual Meeting.  Upon the effectiveness of their respective appointments, the Issuer has agreed to promptly appoint Mr. Lande to the Audit/Finance Committee of the Board and Mr. Mainz to the Compensation Committee of the Board. Pursuant to the Cooperation Agreement, the Issuer has also formed a Value Enhancement Committee of the Board to review, study and develop potential initiatives (including transactions) designed to create durable, sustainable long-term shareholder value, which Messrs. Lande and Mainz shall serve on together with three additional incumbent independent directors. In connection with the Cooperation Agreement, the Board will initially consist of 14 directors following the appointment of Messrs. Lande and Mainz; however, the Board will be reduced to 13 members immediately following the 2016 Annual Meeting and reduced to 12 members immediately following the 2017 Annual Meeting.

Pursuant to the Cooperation Agreement, the Reporting Persons agreed to vote all of their Shares at, and continue to hold a certain number of Shares through, the 2016 Annual Meeting in support of each director recommended by the Board and in accordance with the Board’s recommendation with respect to each proposal to come before the meeting (subject to limited exceptions). The Reporting Persons have also agreed to vote, at the 2017 Annual Meeting, all of their Shares in support of each director recommended by the Board and in accordance with the Board’s recommendation on any other proposal (subject to limited exceptions), provided the Issuer and Mr. Lande agree to his nomination for re-election as a director at the 2017 Annual Meeting. In addition, (i) the Reporting Persons agreed to certain customary restrictions through the date that is thirty (30) days prior to the deadline established pursuant to the Issuer’s Bylaws for the submission of shareholder nominations for directors at the 2017 Annual Meeting, subject to an extension if the Issuer offers to re-nominate Mr. Lande for election at the 2017 Annual Meeting and he accepts such re-nomination, and (ii) Mr. Lande shall immediately resign as a director in the event the Reporting Persons collectively fail to maintain beneficial ownership of the lesser of (a) 5.0% of the Issuer’s then outstanding Shares and (b) 1,894,887 Shares.

Pursuant to the Cooperation Agreement, the Reporting Persons agreed to certain standstill restrictions during the term of the Cooperation Agreement, including a limitation on beneficial ownership of securities of the Issuer in excess of 12.5%.

CUSIP NO. 465741106

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

On December 9, 2015, the Reporting Persons entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On December 10, 2015, the Reporting Persons terminated that certain Joint Filing Agreement, dated August 5, 2015, as amended on September 21, 2015 and November 4, 2015. A copy of the Termination of Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On December 10, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and Scopia Management (on behalf of the Managed Account) have entered into certain cash-settled total return swap agreements with Goldman Sachs International (“GSI”) as the counterparty (the “Swap Agreements”). The swaps with GSI constitute economic exposure to an aggregate of 172,803 notional Shares, of which (i) 11,316 notional Shares have a reference price of $37.3980 and an expiration date of December 8, 2016 and (ii) 161,487 notional Shares have a reference price of $35.5452 and an expiration date of December 8, 2016.  The Swap Agreements provide Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership of the Subject Shares.

CUSIP NO. 465741106

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated December 9, 2015.

99.2	Termination of Joint Filing Agreement, dated December 10, 2015.

99.3	Joint Filing Agreement, dated December 10, 2015.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2015

COPPERSMITH VALUE PARTNERS II, LP

By:	Coppersmith Capital Partners, LLC General Partner

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL PARTNERS, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 465741106

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG QP LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By:	Scopia Capital Management LP
Investment Manager

By:	Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA LONG LLC

Purchase of Cash-Settled Total Return Swap	1,565	35.5452	11/04/2015

SCOPIA LB LLC

Purchase of Cash-Settled Total Return Swap	2,254	35.5452	11/04/2015

SCOPIA PX LLC

Purchase of Cash-Settled Total Return Swap	42,883	35.5452	11/04/2015

SCOPIA PARTNERS LLC

Purchase of Cash-Settled Total Return Swap	1,258	35.5452	11/04/2015

SCOPIA LONG QP LLC

Purchase of Cash-Settled Total Return Swap	798	35.5452	11/04/2015

SCOPIA WINDMILL FUND LP

Purchase of Cash-Settled Total Return Swap	30,889	35.5452	11/04/2015

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Cash-Settled Total Return Swap	8,224	35.5452	11/04/2015

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Cash-Settled Total Return Swap	57,042	35.5452	11/04/2015

SCOPIA LB INTERNATIONAL MASTER FUND LP

Purchase of Cash-Settled Total Return Swap	6,069	35.5452	11/04/2015

CUSIP NO. 465741106

SCOPIA LONG INTERNATIONAL MASTER FUND LP

Purchase of Cash-Settled Total Return Swap	6,563	35.5452	11/04/2015

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Cash-Settled Total Return Swap	3,942	35.5452	11/04/2015